UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2018

Guadalajara, Jalisco, Mexico, October 25, 2018 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2018. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 3Q18 vs. 3Q17

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 451.5 million, or 16.8%. Total revenues increased by Ps. 498.8 million, or 16.4%.

•	Cost of services increased by Ps. 125.3 million, or 25.1%.

•	Operating income increased by Ps. 254.6 million, or 16.7%.

•	EBITDA increased by Ps. 297.7 million, or 15.9%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 69.8% in 3Q17 to 69.3% in 3Q18.

•	Net income and comprehensive income decreased by Ps. 197.8 million, or 16.9%.

Operating Results

During 3Q18, total terminal passengers in the Company’s 13 airports increased by 921.6 thousand passengers, or 9.1%, compared to 3Q17. Over the same period, domestic passenger traffic increased by 714.6 thousand passengers, while international passenger traffic increased by 207.0 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport as well as for the Company’s accumulated results.

During 3Q18, the following routes opened:

Domestic Routes:

Note: The frequencies and available seats on these routes are subject to change without notice.

International Routes:

Note: The frequencies and available seats on these routes are subject to change without notice.

The Company expects to launch 20 new routes throughout its airport network for 4Q18. Most of these new routes are expected to have two to three frequencies per week.

Domestic Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

International Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

Total Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

CBX Users (in thousands):

Consolidated Results for the Third Quarter of 2018 (in thousands of pesos):

- Net income and comprehensive income per share are calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.7050 per U.S. dollar (the noon buying rate on September 28, 2018, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.9789 per U.S. dollar for the three months ended September 30, 2018 was used.

Revenues (3Q18 vs 3Q17)

•	Aeronautical services revenues increased by Ps. 344.5 million, or 17.2%.
•	Non-aeronautical services revenues increased by Ps. 107.1 million, or 15.7%.
•	Revenues from improvements to concession assets increased by Ps. 47.3 million, or 13.5%.
•	Total revenues increased by Ps. 498.8 million, or 16.4%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 299.7 million, or 17.6%, compared to 3Q17, generated mainly by a 9.6% increase in passenger traffic, as well as higher passenger fees due to inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 44.7 million, or 15.2%, compared to 3Q17. This was mainly due to a 5.0% increase in passenger traffic, an increase in passenger fees due to inflation and the 6.5% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 17.8222 in 3Q17 to an average exchange rate of Ps. 18.9789 in 3Q18.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 90.5 million, or 16.0%, compared to 3Q17, mainly driven by an increase of Ps. 27.5 million in revenues from businesses operated directly by the Company. This was due to a 36.1% increase in the number of visitors at the VIP lounges and an increase in car parking revenue. Revenues from businesses operated by third parties increased by Ps. 61.7 million, due to the opening of commercial spaces, mainly at the Guadalajara, Hermosillo and Mexicali airports. Revenues in dollars from food and beverages, retail operations, duty-free stores and car rentals rose by a combined 9.9%. Upon conversion to pesos, these revenues increased by Ps. 29.2 million, or 27.7%, as a result of the 6.5% depreciation of the average peso exchange rate versus the U.S. dollar during the quarter.

Additionally, with the conclusion of the terminal building expansions in the Mexican airports, the Company will add approximately 6,000 square meters in 4Q18 (an increase of 30%) and another 2,000 square meters (an additional increase of 8%) to the current commercial space in 2019.

ii.	Revenues from the Montego Bay airport increased by Ps. 16.6 million, or 13.9%, compared to 3Q17, driven mainly by a 7.4% increase in dollar revenues from duty-free stores, retail stores, leasing of spaces and food and beverages, as well as the 6.5% of peso depreciation against the U.S. dollar during the quarter.

Figures expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 47.3 million, or 13.5%, compared to 3Q17, mainly due to an increase in improvements to concession assets at the Montego Bay airport of Ps. 163.4 million, or 100%, compared to 3Q17. This effect was offset by a decline in committed investments under the Master Development Program for the Mexican airports for 2018, which resulted in a decrease of Ps. 116.1 million, or 33.2%, compared to 3Q17.

Total operating costs increased by Ps. 244.2 million, or 16.2%, compared to 3Q17, mainly due service costs comprised of the following:

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins,

-	Operating Costs at the Mexican airports rose by Ps. 44.2 million, or 3.6%, mainly due to an increase in cost of services for Ps. 97.9 million, or 23.6%, depreciation and amortization of Ps. 36.9 million, as well as Ps. 33.5 million in costs for technical assistance and concession assets, which was offset by a decrease in improvements to concession assets (IFRIC 12) of Ps. 116.1 million or 55.5%. The increase in cost of services was mainly due to:

•	Higher employee costs of Ps. 23.2 million, or 16.9%, compared to 3Q17, due to an increase in personnel count for Ps. 12.5 million and Ps. 10.7 million in annual salary raises.
•	Other operating expenses increased by Ps. 34.1 million, or 50.8%, compared to 3Q17, mainly due to higher professional services fees, sales costs for the VIP lounges and reserve for doubtful accounts, which jointly increased by Ps. 22.1 million, or 34.8%.
•	An increase in utility costs of Ps. 21.6 million, or 39.2%, compared to 3Q17, mainly due to higher energy prices.
•	An increase in safety, security and insurance costs of Ps. 21.4 million, or 35.5%, compared to 3Q17, due to a higher personnel count at the airports based on a higher number of security checkpoints and to improved access times at the waiting areas.

-	Operating costs at the Montego Bay airport increased by Ps. 200.0 million, or 72.7% compared to 3Q17, mainly due to an increase in improvements to concession assets (IFRIC 12) of Ps. 163.4 million, as well as to increases in concession taxes of Ps. 23.7 million and cost of services of Ps. 27.4 million. These costs were mainly a result of the 13.8% increase in operating costs in dollars and the 6.5% depreciation of the Mexican peso against the U.S. dollar. This increase was offset with an insurance recovery for Ps. 21.9 million, reflected in the other income line item.

Operating margin increased by 10 bp from 50.3% in 3Q17 to 50.4% in 3Q18. Excluding the effects of IFRIC 12, operating margin remained flat at 56.8% in 3Q17 and 3Q18. Operating income increased by Ps. 254.6 million, or 16.7%, compared to 3Q17.

EBITDA margin decreased by 30 bp from 61.8% in 3Q17 to 61.5% in 3Q18. The EBITDA margin, excluding the effects of IFRIC 12, decreased by 50 bp from 69.8% in 3Q17 to 69.3% in 3Q18. The nominal value of EBITDA increased by Ps. 297.7 million, or 15.9%, compared to 3Q17.

Financial result increased by Ps. 15.9 million, from a net expense of Ps. 110.3 million in 3Q17 to Ps. 126.3 million in 3Q18. This increase was mainly the result of:

-	The foreign exchange loss of Ps. 61.6 million in 3Q17 compared to a gain of Ps. 15.6 million in 3Q18, mainly due to a 5.3% appreciation of the Mexican peso against the U.S. dollar in 3Q18, compared to a depreciation of 1.7% in 3Q17, thus generating an increase in foreign exchange gain of Ps. 77.2 million. This effect was offset by an increase in net foreign exchange loss due to the foreign currency translation effect of Ps. 438.6 million compared with 3Q17.

-	Interest expenses increased by Ps. 122.4 million, or 69.5%, compared to 3Q17, mainly due to an increase in debt derived from the issuance of long-term bonds for Ps. 2.3 billion, as well as an increase in interest rates.

-	Interest income increased by Ps. 29.3 million or 23.0%, due to increases in both the Company’s cash position and the interest rates.

Comprehensive income decreased by Ps. 197.8 million, or 16.9%, compared to 3Q17.

The decrease resulted mainly from a net exchange rate loss from the currency translation effect of Ps. 438.6 million, or 487.0%, which was offset by a Ps. 232.1 million, or 16.2%, increase in income before income taxes.

Income taxes decreased by Ps. 8.2 million, or 2.4%, due to a decline in the benefit from deferred income tax of Ps. 4.2 million, as well as to a decrease in current tax of Ps. 4.0 million.

Consolidated Results for the Nine Months ended September 30, 2018 (in thousands of pesos):

- Net income and comprehensive income per share are calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.7050 per U.S. dollar (the noon buying rate on September 28, 2018, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.0365 per U.S. dollar for the nine months ended September 30, 2018 was used.

Revenues (9M18 vs 9M17)

•	Aeronautical services revenues increased by Ps. 897.0 million, or 14.6%.
•	Non-aeronautical services revenues increased by Ps. 224.9 million, or 10.7%.
•	Revenues from improvements to concession assets declined by Ps. 35.3 million, or 3.4%.
•	Total revenues increased by Ps. 1,086.5 million, or 11.7%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 803.3 million, or 15.6%, compared to 9M17, generated primarily by the 11.4% passenger traffic increase, as well as higher passenger fees due to inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 93.7 million, or 9.5%, compared to 9M17. This was due to a 6.5% increase in passenger traffic, an adjustment in passenger fees as a result of inflation and a 0.5% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 18.9356 in 9M17 to an average exchange rate of Ps. 19.0365 in 9M18.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 194.6 million, or 8.1%, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 109.4 million, while revenues from businesses operated directly by the Company increased by Ps. 89.2 million. This increase was offset by a decline in recovery of costs of Ps. 4.0 million.

Dollar revenues from retail operations, duty-free stores and timeshare spaces rose by a combined 9.9%. Upon conversion to pesos, these revenues increased by Ps. 36.3 million, or 10.4%.

ii.	Montego Bay airport revenues increased by Ps. 30.3 million, or 8.1%, compared to 9M17, mainly due to a 7.5% increase in U.S. dollar-denominated revenues, as well as to the 0.5% depreciation of the Mexican peso versus the U.S. dollar in 9M18.

Figures expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 35.3 million, or 3.4%, compared to 9M17, due to a 33.2% decline in committed investments under the Master Development Program for the Mexican airports in 2018, resulting in a decrease of Ps. 348.3 million in 9M18. This effect was offset by an increase in improvements to concession assets in the Montego Bay airport for Ps. 313.1 million compared to 9M17.

Total operating costs increased by Ps. 473.2 million, or10.5%, compared to 9M17, and comprised the following:

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

-	Operating Costs at the Mexican airports rose by Ps. 85.6 million, or 2.4%, mainly due to an increase in the cost of services of Ps. 254.5 million, or 21.7%, depreciation and amortization of Ps. 101.6 million, as well as Ps. 84.8 million in costs for technical assistance and concession assets, which were offset by a decrease in improvements to concession assets (IFRIC 12) of Ps. 348.4 million, or 33.2%. The increase in cost of services was mainly due to:

•	An increase in employee costs of Ps. 97.9 million, or 24.6%, due to an increase in the personnel count, annual salary raises and organizational restructuring costs.
•	An increase in safety, security and insurance costs of Ps. 50.9 million, or 28.3%, due to a higher personnel count based on a higher number of security checkpoints.
•	Other operating expenses increased, mainly due to higher professional services fees, sales costs for the VIP lounges and reserve for doubtful accounts, which together increased by Ps. 35.2 million or 34.2%.
•	Maintenance costs rose by Ps. 37.5 million, or 15.1%, mainly from maintenance of operating areas, maintenance equipment and higher cleaning service costs due to an expansion of terminal buildings. This result was offset by a decline in documented baggage inspection equipment.

-	Operating costs at the Montego Bay airport increased by Ps. 387.6 million, or 43.2% compared to 9M17, mainly due to an increase in improvements to concession assets (IFRIC 12) of Ps. 313.1 million, an increase in concession taxes of Ps. 55.6 million, or 15.7%, and an increase in cost of services of Ps. 34.5 million, or 12.1%. These costs were mainly a result of a 13.6% increase in operating costs in dollars and the 0.5% depreciation of the Mexican peso against the U.S. dollar in 9M17 versus 9M18.

Operating margin increased by 50 bp from 51.3% in 9M17 to 51.8% in 9M18. Operating margin, excluding the effects of IFRIC 12, declined by 30 bp from 57.8% in 9M17 to 57.5% in 9M18. Operating income increased by Ps. 613.4 million, or 12.9%, compared to 9M17.

EBITDA margin increased by 40 bp from 62.7% in 9M17 to 63.1% in 9M18. EBITDA margin, excluding the effects of IFRIC 12, decreased by 80 basis points from 70.7% in 9M17 to 69.9% in 9M18. The nominal value of EBITDA increased by Ps. 719.9 million, or 12.4%.

Financial result increased by Ps. 240.4 million, from a net gain of Ps. 132.5 million in 9M17 to a net cost of Ps. 107.9 million in 9M18. This amount mainly includes:

-	The foreign exchange gain decreased from a gain of Ps. 321.0 million in 9M17 to a gain of Ps. 210.2 million in 9M18 due to an 11.9% appreciation of the Mexican peso against the U.S. dollar in 9M17 compared to an appreciation of 4.7% in 9M18, which generated a decrease in foreign exchange gain of Ps. 110.8 million. This effect was offset by a decrease in net foreign exchange loss due to the currency translation effect of Ps. 240.9 million compared with 9M17.

-	Interest expenses increased by Ps. 212.9 million compared to 9M17, mainly due to an increase in debt derived from the issuance of long-term bonds for Ps. 2.3 billion, as well as an increase in interest rates.

-	Interest income increased by Ps. 83.3 million, due to increases in the Company’s cash position as well as in interest rates.

Comprehensive income increased by Ps. 417.4 million, or 13.0%, compared to 9M17.

The main factor in this increase was a decrease in the net exchange rate loss from currency translation effect of Ps. 240.9 million, or 43.0%.

Income before income taxes increased by Ps. 367.9 million, or 7.5%. Income taxes increased by Ps. 192.3 million, due to an increase in current tax benefits of Ps. 123.1 million and a decline in deferred income tax benefits of Ps. 69.2 million. The decline in the deferred income tax benefits decrease was mainly due a lower inflation rate, which fell from 4.4% in 9M17 to 2.6% in 9M18.

Statement of Financial Position

Total assets as of September 30, 2018 increased by Ps. 2,347.2 million compared to September 30, 2017, primarily due to the following items: i) cash and cash equivalents of Ps. 999.6 million, ii) improvements to concession assets of Ps. 959.3 million, iii) machinery, equipment and improvements to leased buildings of Ps. 255.1 million and iv) client accounts receivable of Ps. 188.7 million.

Total liabilities as of September 30, 2018 increased by Ps. 2,767.3 million compared to September 30, 2017. This increase was primarily due to: i) bond issuances of Ps. 2.3 billion, ii) dividends payable of Ps. 378.6 million, and iii) bank loans of Ps. 298.1 million, mainly driven by a 3.4% depreciation of the Mexican peso. This result was offset by a decline in accounts payable of Ps. 357.0 million, among other factors.

Recent Events

On October 10, 2018, GAP signed a Concession Contract with the Government of Jamaica for the operation, modernization and expansion of the Norman Manley International Airport (“KIN”) located in the city of Kingston, Jamaica. Per the terms of the contract, GAP will take control of the operation and management of the airport in October 2019. The airport is expected to contribute passenger traffic growth of approximately 3.5%, an estimated total revenue growth of 6.0% and EBITDA growth of close to 1.5% to GAP’s consolidated results.

It is important to note that the consolidated financial statements included in this report do not include KIN’s operations.

***

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	3Q17	3Q18	Change	9M17	9M18	Change
Hermosillo						
Aeronautical services	68,566	75,853	10.6%	197,578	225,948	14.4%
Non-aeronautical services	17,040	22,756	33.5%	46,867	58,806	25.5%
Improvements to concession assets (IFRIC 12)	31,027	780	(97.5%)	93,081	2,339	(97.5%)
Total Revenues	**116,633**	**99,389**	**(14.8%)**	**337,526**	**287,094**	**(14.9%)**
Operating income	38,688	38,923	0.6%	107,797	115,968	7.6%
EBITDA	**52,649**	**57,559**	**9.3%**	**149,169**	**169,471**	**13.6%**
Guanajuato						
Aeronautical services	100,092	128,428	28.3%	278,906	350,679	25.7%
Non-aeronautical services	30,065	38,714	28.8%	85,773	107,425	25.2%
Improvements to concession assets (IFRIC 12)	27,547	13,684	(50.3%)	82,641	41,053	(50.3%)
Total Revenues	**157,704**	**180,826**	**14.7%**	**447,320**	**499,157**	**11.6%**
Operating income	82,156	109,608	33.4%	223,874	295,851	32.2%
EBITDA	**95,570**	**124,799**	**30.6%**	**262,843**	**340,265**	**29.5%**
Others (1)						
Aeronautical services	161,233	198,043	22.8%	473,797	574,836	21.3%
Non-aeronautical services	41,230	46,696	13.3%	120,071	134,782	12.3%
Improvements to concession assets (IFRIC 12)	39,179	51,163	30.6%	117,538	153,488	30.6%
Total Revenues	**241,642**	**295,902**	**22.5%**	**711,406**	**863,106**	**21.3%**
Operating income	46,675	70,990	52.1%	159,592	227,362	42.5%
EBITDA	**90,819**	**117,804**	**29.7%**	**289,246**	**367,840**	**27.2%**
Total						
Aeronautical services	1,999,770	2,344,222	17.2%	6,139,184	7,036,147	14.6%
Non-aeronautical services	683,931	791,006	15.7%	2,107,452	2,332,365	10.7%
Improvements to concession assets (IFRIC 12)	349,929	397,206	13.5%	1,049,786	1,014,446	(3.4%)
Total Revenues	**3,033,630**	**3,532,434**	**16.4%**	**9,296,422**	**10,382,958**	**11.7%**
Operating income	1,509,037	1,732,988	14.8%	4,725,072	5,386,448	14.0%
EBITDA	**1,856,025**	**2,116,346**	**14.0%**	**5,775,339**	**6,528,566**	**13.0%**

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. In addition, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method in the share of profit (loss) of associates.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date: October 25, 2018